Valvoline
100 Valvoline Way
Lexington, KY 40509
Tel: 859.357.3147
Mary E. Meixelsperger	MMeixelsperger@valvoline.com
Chief Financial Officer
Valvoline.com

April 9, 2025

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attn:	Brian McAllister
Craig Arakawa

Re:	Valvoline Inc.
Form 10-K for the Fiscal Year Ended September 30, 2024
Filed November 22, 2024
File No. 001-37884

Dear Mr. McAllister and Mr. Arakawa:

On behalf of Valvoline Inc. (the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter addressed to Mary Meixelsperger dated March 26, 2025, with respect to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2024 filed on November 22, 2024 (the “Form 10-K”).

For the Staff’s convenience, the Company has included the Staff’s comments below immediately followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended September 30, 2024

Management’s Discussion and Analysis
Use of Non-GAAP Measures, page 33

1. In describing your non-GAAP measure discretionary free cash flow, you state that it is subject to certain limitations, including that it does not reflect adjustments for certain non-discretionary cash flows, such as mandatory debt repayments. Please explain how your labelling of this measure as “discretionary” is consistent with this description and provide your consideration of Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in naming this measure.

Company Response

The Company respectfully acknowledges the Staff’s comment and has reviewed its non-GAAP measure labeled “discretionary free cash flow.” In response to the Staff’s comment, the Company will revise the title of this non-GAAP measure from “discretionary free cash flow’” to “free cash flow excluding growth capital expenditures” within its future filings and other documents furnished to the Commission in order to not imply that the measure represents the residual cash flow available for discretionary expenditures. An example of the revised disclosure to address the foregoing, with changes marked against the filed Form 10-K, is attached hereto as Appendix I.

2. You state that discretionary free cash flow includes maintenance capital expenditure, defined as routine uses of cash that are necessary to maintain the Company’s operations. Please further clarify how you differentiate “maintenance” and “growth” capital expenditures, providing details about the types of costs that you include in each category.

Company Response

The Company respectfully acknowledges the Staff’s comment. As noted in the Staff’s comment, the Company segregates its capital expenditures into “growth” and “maintenance” based on the nature of the expenditure. The Company defines growth capital expenditures as those related to investments to expand its future business operations, including the opening or expansion of retail service center stores and service capabilities. Maintenance capital expenditures are those which are required to support and maintain the Company’s existing business operations, including its retail service center store network, portfolio of services and support functions.

In response to the Staff’s comment, the Company will enhance its non-GAAP disclosures in future filings and other documents furnished to the Commission to provide further clarification as included herein regarding the differentiation between “growth” and “maintenance” capital expenditures. An example of the enhanced disclosure to address the foregoing, with changes marked against the filed Form 10-K, is attached hereto as Appendix II.

Should you have any questions or comments concerning the Company’s responses, please contact me at 859-357-3147 (or by email at MMeixelsperger@valvoline.com) or Julie M. O’Daniel at 859-357-2591 (or by email at JMODaniel@valvoline.com).

Sincerely,

/s/ Mary E. Meixelsperger

Mary E. Meixelsperger

cc:	Julie M. O’Daniel
Ian C. Lofwall

Appendix I

Continuing operations free cash flow

The following table sets forth free cash flow and ~~discretionary~~ free cash flow excluding growth capital expenditures ~~from continuing operations and~~ reconcile~~s~~d to cash flows from operating activities ~~to both measures~~. As previously noted, these free cash flow measures ha~~s~~ve certain limitations, including that they~~it~~ do~~es~~ not reflect adjustments for certain non-discretionary cash ~~flows~~ expenditures, such as mandatory debt repayments. Refer to “Use of Non-GAAP Measures” within this Item 7 for additional information regarding th~~i~~ese non-GAAP measures.

(In millions)	2024	2023
Cash flows provided by operating activities	$282.9	$353.0
Less: Maintenance capital expenditures	(35.9)	(29.5)
~~Discretionary f~~Free cash flow excluding growth capital expenditures	247.0	323.5
Less: Growth capital expenditures	(188.5)	(151.0)
Free cash flow	$58.5	$172.5

Appendix II

Use of Non-GAAP Measures

To aid in the understanding of Valvoline’s ongoing business performance, certain items within this document are presented on an adjusted, non-GAAP basis. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation from, or as an alternative to, or more meaningful than, the financial statements presented in accordance with U.S. GAAP. The financial results presented in accordance with U.S. GAAP and reconciliations of non-GAAP measures included within this Annual Report on Form 10-K should be carefully evaluated.

The following are the non-GAAP measures management has included and how management defines them:

•EBITDA - net income/loss, plus income tax expense/benefit, net interest and other financing expenses, and depreciation and amortization;

•Adjusted EBITDA - EBITDA adjusted for the impacts of certain unusual, infrequent or non-operational activity not directly attributable to the underlying business, which management believes impacts the comparability of operational results between periods ("key items," as further described below);

•Adjusted EBITDA margin - adjusted EBITDA divided by adjusted net revenues;

•Adjusted net revenues - reported net revenues adjusted for key items;

•Free cash flow - cash flows from operating activities less total capital expenditures, comprised of growth and maintenance, further described below ~~and certain other adjustments as applicable~~; and

•~~Discretionary f~~Free cash flow excluding growth capital expenditures - cash flows from operating activities less maintenance capital expenditures ~~and certain other adjustments as applicable~~.

Non-GAAP measures include adjustments from results based on U.S. GAAP that management believes enables comparison of certain financial trends and results between periods and provides a useful supplemental presentation of Valvoline's operating performance that allows for transparency with respect to key metrics used by management in operating the business and measuring performance. The manner used to compute non-GAAP information used by management may differ from the methods used by other companies, and may not be comparable. For a reconciliation of the most comparable U.S. GAAP measures to the non-GAAP measures, refer to the “Results of Operations” and “Financial Position, Liquidity and Capital Resources” sections below.

Management believes EBITDA measures provide a meaningful supplemental presentation of Valvoline’s operating performance between periods on a comparable basis due to the depreciable assets associated with the nature of the Company’s operations as well as income tax and interest costs related to Valvoline’s tax and capital structures, respectively. Adjusted EBITDA measures enable comparison of financial trends and results between periods where certain items may not be reflective of the Company’s underlying and ongoing operations performance or vary independent of business performance.

Management uses free cash flow and ~~discretionary~~ free cash flow excluding growth capital expenditures as additional non-GAAP metrics of cash flow generation. By including capital expenditures ~~and certain other adjustments, as applicable~~, management is able to provide an indication of the ongoing cash being generated that is ultimately available for both debt and equity holders as well as other investment opportunities. Free cash flow includes the impact of capital expenditures, providing a supplemental view of cash generation. ~~Discretionary f~~Free cash flow excluding growth capital expenditures includes maintenance capital expenditures, which are ~~routine~~ uses of cash that are necessary to maintain the Company's existing business operations, including its retail service center store network, service portfolio, and support functions. Free cash flow excluding growth capital expenditures~~and~~ provides a supplemental view of cash flow generation ~~to maintain operations~~ before ~~discretionary~~ investments in growth capital, which expand future business operations, including the opening or expansion of retail service center stores and service capabilities. Free cash flow and ~~discretionary~~ free cash flow excluding growth capital expenditures have certain limitations, including that they do not reflect adjustments for certain non-discretionary cash ~~flows~~ expenditures, such as mandatory debt repayments.